AVINO SILVER & GOLD MINES LTD.

#400, 455 Granville Street,

Vancouver, B.C. V6C 1T1

Phone #: (604) 682-3701 TSX trading symbol: “ASM”
Fax #: (604) 669-3600

Web Site Address: www.avino.com

AUGUST 11, 2003

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

Re: Avino Silver & Gold Mines Ltd. (the “Issuer”) – Renewal Annual Information Form (“AIF”)

With this cover letter, we are filing the Issuer’s renewal Annual Information Form for the fiscal year ended January 31, 2003, which also contains subsequent events up to and including the present date.

Because the Issuer has not commenced the work program described in its previous AIF and is now intending to start this work program as a result having raised funds therefor, all disclosure in this renewal AIF, under the heading “Property Description and Location” has not been changed from that set out in the previous AIF. Accordingly, the report titled “Avino Silver & Gold Aumax Report”, prepared by J. Wayne Pickett, dated November 28, 2002, and filed with the previous AIF, is the report being used for this renewal AIF. This report sets out the work program which the Issuer will be conducting. This report was filed on the SEDAR website in November, 2002.

The Issuer’s audited financial statements for the period ended January 31, 2003 is on file with the Securities Commissions as well as the subsequent quarterly financial statement for the period ended April 30, 2003.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

Per: s/ “Andrea Regnier”

Andrea Regnier
Corporate Secretary